UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                         ( Amendment No. 2 )*


                   AMLI RESIDENTIAL PROPERTIES TRUST
                   ---------------------------------
                           (Name of Issuer)


    Common Shares of Beneficial Interest, $.01 par value per share
    --------------------------------------------------------------
                    (Title of Class of Securities)


                              001735 10 9
                            --------------
                            (CUSIP Number)


                    John E. Allen, Amli Realty Co.,
                  125 South Wacker Drive, Suite 3100,
                        Chicago, Illinois  60606
                             (312) 984-2601
       --------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           November 6, 1996
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 2 of 32 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amli Realty Co.
     36-3101470

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                             (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC,00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH

     7     SOLE VOTING POWER
           2,020,860

     8     SHARED VOTING POWER
           -0-

     9     SOLE DISPOSITIVE POWER
           2,020,860

     10    SHARED DISPOSITIVE POWER
           -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,020,860

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%

14   TYPE OF REPORTING PERSON
     CO



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 3 of 32 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     UICI
     75-2044750

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                             (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC,00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7     SOLE VOTING POWER
           638,000

     8     SHARED VOTING POWER
           2,020,860

     9     SOLE DISPOSITIVE POWER
           638,000

     10    SHARED DISPOSITIVE POWER
           2,020,860

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,658,860

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.0%

14   TYPE OF REPORTING PERSON
     CO



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 4 of 32 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald L. Jensen

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                              (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF,00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7     SOLE VOTING POWER
           0

     8     SHARED VOTING POWER
           2,663,664

     9     SOLE DISPOSITIVE POWER
           0

     10    SHARED DISPOSITIVE POWER
           2,663,664

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     642,804

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                             [ X ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0%

14   TYPE OF REPORTING PERSON
     IN



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 5 of 32 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gregory T. Mutz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                             (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF,00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7     SOLE VOTING POWER
           81,293

     8     SHARED VOTING POWER
           2,063,767

     9     SOLE DISPOSITIVE POWER
           81,293

     10    SHARED DISPOSITIVE POWER
           2,063,767

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     124,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                             [ X ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .8%

14   TYPE OF REPORTING PERSON
     IN



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 6 of 32 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John E. Allen

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                             (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF,00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7     SOLE VOTING POWER
           6,673

     8     SHARED VOTING POWER
           2,020,860

     9     SOLE DISPOSITIVE POWER
           6,673

     10    SHARED DISPOSITIVE POWER
           2,020,860

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,673

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [ X ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .0%

14   TYPE OF REPORTING PERSON
     IN



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 7 of 32 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Baldwin & Lyons, Inc.
     35-0160330

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                             (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC,00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Indiana


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7     SOLE VOTING POWER
           72,167

     8     SHARED VOTING POWER
           0

     9     SOLE DISPOSITIVE POWER
           72,167

     10    SHARED DISPOSITIVE POWER
           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,167

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .5%

14   TYPE OF REPORTING PERSON
     CO



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 8 of 32 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nathan Shapiro

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                             (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF,00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7     SOLE VOTING POWER
           15,592

     8     SHARED VOTING POWER
           72,167

     9     SOLE DISPOSITIVE POWER
           15,592

     10    SHARED DISPOSITIVE POWER
           72,167

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     87,759

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .6%

14   TYPE OF REPORTING PERSON
     IN




                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 9 of 32 Pages



THIS SCHEDULE 13D IS FILED AS AMENDMENT NO. 2 TO, AND AMENDS AND RESTATES IN ITS ENTIRETY, THE SCHEDULE 13D FILED BY AMLI REALTY CO. ON DECEMBER 23, 1994, AS AMENDED BY AMENDMENT NO. 1 THERETO FILED ON FEBRUARY 9, 1996. THE PRIMARY PURPOSE OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D IS TO REPORT THAT, AS A RESULT OF UICI BECOMING THE OWNER OF ALL OF THE OUTSTANDING COMMON STOCK OF AMLI REALTY CO., (I) UICI AND RONALD L. JENSEN HAVE BECOME REPORTING PERSONS AND (II) BALDWIN & LYONS, INC. AND NATHAN SHAPIRO HAVE CEASED TO BE REPORTING PERSONS.


ITEM 1.    SECURITY AND ISSUER

     Common Shares of Beneficial Interest,
     $.01 par value per share ("Common Shares")

     Amli Residential Properties Trust (the "Issuer")
     125 South Wacker Drive
     Suite 3100
     Chicago, Illinois 60606


ITEM 2.    IDENTITY AND BACKGROUND

     Appendix A contains the information called for by Items 2-6 of
Schedule 13D for the executive officers and directors of each of Amli Realty Co. and UICI.


     AMLI REALTY CO.
     ---------------

     a.    Amli Realty Co. ("ARC"), a Delaware corporation.

     b. The address of ARC's principal business and principal office is 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

     c. The principal business of ARC is owning, managing, leasing, acquiring and developing real estate and investing in real estate related securities.

     d. During the last five years, ARC has not been convicted in any criminal proceeding.


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 10 of 32 Pages



     e. During the last five years, ARC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which ARC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     UICI
     ----

     a.    UICI, a Delaware corporation.

     b. The address of UICI's principal business and principal office is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

     c. The principal business of UICI is financial services, with interests in life and health insurance and related services, including the administration and delivery of managed healthcare programs to select niche markets.

     d. During the last five years, UICI has not been convicted in any criminal proceeding.

     e. During the last five years, UICI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which UICI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     RONALD L. JENSEN
     ----------------

     a.    Ronald L. Jensen.

     b. Mr. Jensen's business address for purposes of this Schedule 13D is c/o UICI, 5215 North O'Connor, Suite 300, Irving, Texas 75039.

     c. The principal occupation of Mr. Jensen is as Chairman of the Board of Directors of UICI, and as Director and President of United Group Association, Inc., Williams


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 11 of 32 Pages



           Square at Los Colinas, 5215 N. O'Connor, Suite 300, Irving, Texas, 75039.

     d. During the last five years, Mr. Jensen has not been convicted in any criminal proceeding.

     e. During the last five years, Mr. Jensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Jensen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f.    Mr. Jensen is a citizen of the United States of America.


     GREGORY T. MUTZ
     ---------------

     a.    Gregory T. Mutz.

     b. Mr. Mutz's business address for purposes of this Schedule 13D is c/o Amli Realty Co., 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

     c. The principal occupation of Mr. Mutz is as a Director and Chairman of the Board of Directors of ARC and a Trustee and Chairman of the Board of Trustees of the Issuer. The principal business address of each of ARC and the Issuer is 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

     d. During the last five years, Mr. Mutz has not been convicted in any criminal proceeding.

     e. During the last five years, Mr. Mutz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Mutz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 12 of 32 Pages



     f.    Mr. Mutz is a citizen of the United States of America.


     JOHN E. ALLEN
     -------------

     a.    John E. Allen.

     b. Mr. Allen's business address for purposes of this Schedule 13D is c/o Amli Realty Co., 125 South Wacker Drive, Suite 3100, Chicago, Illinois, 60606.

     c. The principal occupation of Mr. Allen is as a Director and President of ARC and a Trustee and Vice-Chairman of the Board of Trustees of the Issuer. The principal business address of each of ARC and the Issuer is 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

     d. During the last five years, Mr. Allen has not been convicted in any criminal proceeding.

     e. During the last five years, Mr. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Allen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f.    Mr. Allen is a citizen of the United States of America.


     BALDWIN & LYONS, INC.
     ---------------------

     a.    Baldwin & Lyons, Inc. ("B&L"), an Indiana corporation.

     b. The address of B&L's principal business and principal office is 1099 North Meridian Street, Indianapolis, Indiana 46204.

     c. The principal business of B&L is the solicitation and underwriting of property and casualty insurance, with concentration in the trucking industry.

     d. During the last five years, B&L has not been convicted in any criminal proceeding.



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 13 of 32 Pages



     e. During the last five years, B&L has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which B&L was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     NATHAN SHAPIRO
     --------------

     a.    Nathan Shapiro.

     b.    Mr. Shapiro's business address for purposes of this Schedule
13D is c/o Baldwin & Lyons, Inc., 1099 North Meridian Street, Indianapolis, Indiana 46204.

     c. The principal occupation of Mr. Shapiro is as President of SF Investments, Inc., 311 South Wacker Drive, Suite 4990, Chicago, Illinois 60606.

     d. During the last five years, Mr. Shapiro has not been convicted in any criminal proceeding.

     e. During the last five years, Mr. Shapiro has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Shapiro was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f.    Mr. Shapiro is a citizen of the United States of America.



ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     AMLI REALTY CO.
     ---------------

     ARC acquired direct beneficial ownership of 124,759 Common Shares in exchange for assets in connection with the formation of the Issuer. ARC acquired direct beneficial ownership of 37,000 Common Shares, in a private placement which occurred


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 14 of 32 Pages



     concurrently with the initial public offering of Common Shares, in exchange for cash, the source of which was ARC's working capital. ARC subsequently acquired direct beneficial ownership of 37,100 Common Shares in the open market in exchange for cash, the source of which was ARC's working capital. On January 30, 1996, ARC acquired 100,000 Series A Cumulative Convertible Preferred Shares of Beneficial Interest, $.01 par value per share ("Series A Preferred Shares") for a price of $20.00 per share in exchange for cash, the source of which was ARC's working capital. Each Series A Preferred Share is convertible at any time into one Common Share. On March 6, 1996, ARC converted all of its Series A Preferred Shares into 100,000 Common Shares.

     ARC acquired beneficial ownership, directly or indirectly, of 1,732,325 limited partnership units ("Units") in Amli Residential Properties, L.P., a Delaware limited partnership (the "Operating Partnership"), of which the Issuer is the general partner, in exchange for assets and in connection with the mergers into the Operating Partnership of certain partnerships. Such transfers of assets and mergers occurred in connection with the formation of the Issuer. ARC subsequently acquired direct beneficial ownership of 474 Units in exchange for cash, the source of which was ARC's working capital. The number of Units which ARC beneficially owns changed as a result of the December 30, 1994 distribution of Units held by certain partnerships among equity partners of such partnerships. Units are convertible on a one for one basis for Common Shares.


     UICI
     ----

     Information with regard to UICI's beneficial ownership of Common Shares and Series A Preferred Shares in this Item 3 is presented without including Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC and for which information is presented above in this Item 3 with regard to ARC.

     On November 4, 1996, UICI acquired direct beneficial ownership of 500,000 Common Shares in the open market in exchange for cash, the source of which was working capital. On October 23, 1996, UICI acquired direct beneficial ownership of 38,000


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 15 of 32 Pages



     Common Shares in the open market in exchange for cash, the source of which was working capital. The 538,000 Common Shares acquired by UICI are owned by Mega Life and Health Insurance Co., a wholly-owned subsidiary of UICI. Part of the Common Shares may, from time to time, be sold to other subsidiaries of UICI controlled by UICI. On January 30, 1996, UICI acquired 100,000 Series A Preferred Shares for a price of $20.00 per share in exchange for cash, the source of which was working capital. The 100,000 Series A Preferred Shares acquired by UICI are owned by United Group Reinsurance, Ltd., a wholly-owned subsidiary of UICI.

     RONALD L. JENSEN
     ----------------

     Information with regard to Mr. Jensen's beneficial ownership of Common Shares in this Item 3 is presented without including Common
Shares, Series A Preferred Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC and for which information is presented above in this Item 3 with regard to ARC and UICI.

     Mr. Jensen acquired beneficial ownership, directly or indirectly, of 4,804 Common Shares in exchange for assets and/or in connection with the mergers into the Operating Partnership of certain partnerships. Such transfers of assets and mergers occurred in connection with the formation of the Issuer.

     GREGORY T. MUTZ

     Information with regard to Mr. Mutz's beneficial ownership of Common Shares and Units in this Item 3 is presented without including Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 3 with regard to ARC.

     Mr. Mutz acquired beneficial ownership, directly or indirectly, of 49,300 Common Shares, in a private placement which occurred concurrently with the initial public offering of Common Shares, and 2,740 Common Shares, in the initial public offering of Common Shares, in exchange for cash equal to the initial public offering price of such Common Shares.


                             SCHEDULE 13D



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           -----------

Page 16 of 32 Pages



     Mr. Mutz subsequently acquired beneficial ownership, directly or indirectly, of 43,073 Common Shares in open market transactions in exchange for cash.

     Mr. Mutz acquired beneficial ownership, directly or indirectly, of 31,925 Units in exchange for assets and/or in connection with the mergers into the Operating Partnership of certain partnerships. Such transfers of assets and mergers occurred in connection with the formation of the Issuer.

The number of Units which Mr. Mutz beneficially owns changed as a result of the December 30, 1994 distribution of Units held by certain partnerships among equity partners of such partnerships.


     JOHN E. ALLEN
     -------------

     Information with regard to Mr. Allen's beneficial ownership of Common Shares and Units in this Item 3 is presented without including Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 3 with regard to ARC.

     Mr. Allen acquired direct beneficial ownership of 5,239 Common Shares in the open market in exchange for cash. Mr. Allen acquired direct beneficial ownership of 1,434 Units in exchange for assets and/or in connection with the mergers into the Operating Partnership of certain partnerships. Such transfer of assets and mergers occurred in connection with the formation of the Issuer. The number of Units which Mr. Allen beneficially owns changed as a result of the December 30, 1994 distribution of Units held by certain partnerships among equity partners of such partnerships.


     BALDWIN & LYONS, INC.
     ---------------------

     B&L acquired direct beneficial ownership of 20,900 Common Shares in the open market in exchange for cash. B&L acquired direct beneficial ownership of 51,267 Units in exchange for assets and/or in connection with the mergers into the Operating Partnership of certain partnerships. Such transfers of assets and mergers occurred in connection with the formation of the Issuer.



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 17 of 32 Pages



     NATHAN SHAPIRO
     --------------

     Mr. Shapiro acquired direct beneficial ownership of 15,592 Units in exchange for assets and/or in connection with the mergers into the Operating Partnership of certain partnerships. Such transfers of assets and mergers occurred in connection with the formation of the Issuer.


ITEM 4.    PURPOSE OF TRANSACTION

     On November 6, 1996, UICI acquired all of the outstanding shares of the common stock of ARC. As a result of this acquisition, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), UICI is deemed to have beneficial ownership of Common Shares and Units beneficially owned by ARC. Ronald L. Jensen is the Chairman of the Board of Directors of, and holds 18.3% of the outstanding shares of common stock of, UICI. Therefore, for purposes of Section 13(d) of the Exchange Act, Mr. Jensen may be deemed to beneficially own the Common Shares, Series A Preferred Shares and Units beneficially owned by UICI and ARC. As a result of UICI's acquisition of the common stock of ARC, B&L and Nathan Shapiro are no longer deemed to beneficially own the Common Shares and Units beneficially owned by ARC.

     On January 30, 1996, ARC acquired 100,000 Series A Preferred Shares. Each Series A Preferred Share is convertible at any time into one Common Share. On March 6, 1996, ARC converted all of its Series A Preferred Shares into 100,000 Common Shares.

     On February 15, 1995, each Unit became exchangeable for one Common Share. Therefore, for purposes of Section 13(d) of the Exchange Act, beneficial ownership of Units is deemed to be beneficial ownership of Common Shares.

     The filing of this Schedule 13D by the reporting persons other than ARC is attributable to the Common Shares and Units beneficially owned by ARC, because each such reporting person may be deemed to beneficially own such Common Shares and Units.



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 18 of 32 Pages



     On February 15, 1994, ARC acquired direct beneficial ownership of 124,759 Common Shares, in exchange for assets, in connection with the formation of the Issuer, and 37,000 Common Shares, in exchange for cash, in a private placement. Also on February 15, 1994, ARC acquired beneficial ownership, directly and indirectly, of 1,732,325 Units in connection with the formation of the Issuer. Such acquisition was in exchange for assets and in connection with the mergers into the Operating Partnership of certain partnerships. ARC subsequently acquired 37,100 Common Shares, 100,000 Series A Preferred Shares, which were converted to 100,000 Common Shares on March 6, 1996, and 474 Units in exchange for cash. The number of Units which ARC beneficially owns changed as a result of the December 30, 1994 distribution of Units held by certain partnerships among equity partners of such partnerships.

     ARC acquired all of the Common Shares and Units beneficially owned by it for investment. ARC may acquire additional Common Shares, Series A Preferred Shares and Units and dispose of Common Shares, Series A Preferred Shares and Units in the future if it determines such acquisitions or dispositions to be economically advantageous. Additionally, ARC and other persons may exchange Units for, and convert Series A Preferred Shares into, Common Shares, purchase additional Common Shares in connection with the Dividend Reinvestment Plan or purchase Shares and Units pursuant to options which have been or may be granted.

     Likewise, UICI, Ronald L. Jensen, Gregory T. Mutz, John E. Allen, B&L and Nathan Shapiro each acquired all of the respective Common Shares and Units beneficially owned by such reporting person for investment. Each such reporting person may acquire additional Common Shares, Series A Preferred Shares and Units and dispose of Common Shares, Series A Preferred Shares and Units in the future if such reporting person determines such acquisitions or dispositions to be economically advantageous.
Additionally, each such reporting person and other persons may exchange Units for, and convert Series A Preferred Shares into, Common Shares, purchase additional Common Shares in connection with the Dividend Reinvestment Plan or purchase Common Shares and Units pursuant to options which have been or may be granted.




                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 19 of 32 Pages



ITEM 5.    INTEREST IN SECURITIES OF ISSUER

     Information in this Item 5 regarding the number and percentage of Common Shares beneficially owned by each reporting person assumes that all Units beneficially owned by the particular reporting person are exchanged for, and all Series A Preferred Shares beneficially owned by the particular reporting person are converted into, Common Shares and that no Units and Series A Preferred Shares beneficially owned by any other persons are exchanged for or converted into Common Shares.


     AMLI REALTY CO.
     ---------------

     a. 2,020,860 Common Shares (298,859 Common Shares and 1,722,001 Units) constituting 11.5% of the Common Shares.

     b. ARC has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 2,020,860 (298,859 Common Shares and 1,722,001 Units) Common Shares. ARC has shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of 0 Common Shares.

     c. On November 6, 1996, UICI purchased all of the outstanding shares of the common stock of ARC.

     d. ARC beneficially owns certain Common Shares and Units held by certain entities, and such entities may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares and Units.

     e.    Not applicable.


     UICI
     ----

     UICI owns 100% of the common stock of ARC. UICI may be deemed to beneficially own the Common Shares and Units beneficially owned by ARC.

     As indicated in each case, information with regard to UICI's beneficial ownership of Common Shares, Series A Preferred Shares and Units in this Item 5 is presented either including


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 20 of 32 Pages



     or excluding Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC.

     a. Beneficial ownership INCLUDING Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC: 2,658,860 Common Shares (836,859 Common Shares, 100,000 Series A Preferred Shares and 1,722,001 Units) constituting 4.0% of the Common Shares.

           Beneficial ownership EXCLUDING Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC: 638,000 Common Shares (538,000 Common Shares and 100,000 Series A Preferred Shares) constituting 4.0% of the Common Shares.

     b. With regard to the 2,020,860 Common Shares (298,859 Common Shares and 1,722,001 Units) which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC, UICI may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Units with certain of the other reporting persons and persons listed on Appendix A to this
Schedule 13D.

           With regard to the 638,000 Common Shares (538,000 Common Shares and 100,000 Series A Preferred Shares) beneficially owned by UICI, excluding the Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC, UICI has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of all such Common Shares and Series A Preferred Shares.

     c. On November 4, 1996, UICI acquired 500,000 Common Shares for $20.50 per share on the open market. On October 23, 1996, UICI acquired 38,000 Common Shares for $21.94 per share on the open market.



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 21 of 32 Pages



     d. Excluding Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC, no other person, other than certain wholly-owned subsidiaries of UICI, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares and Units beneficially owned by UICI.

     e.    Not applicable.


     RONALD L. JENSEN
     ----------------

     Mr. Jensen is the Chairman of the Board of Directors of UICI. Mr. Jensen beneficially owns 18.3% of the voting common stock of UICI. Mr. Jensen may be deemed to beneficially own the Common Shares, Series A Preferred Shares and Units beneficially owned by UICI and ARC. Mr. Jensen disclaims beneficial ownership of the Common Shares and Units beneficially owned by ARC.

     As indicated in each case, information with regard to Mr. Jensen's beneficial ownership of Common Shares, Series A Preferred Shares and Units in this Item 5 is presented including or excluding Common Shares, Series A Preferred Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC and UICI. Information in this Schedule 13D does not include 12,000 Common Shares owned by the R.L. Jensen Foundation, as to which Mr. Jensen disclaims beneficial ownership.

     a.    Beneficial ownership INCLUDING Common Shares, Series A
Preferred Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC: 2,663,664 Common Shares (841,663 Common Shares, 100,000 Series A Preferred Shares and 1,722,001 Units) constituting 15.1% of the Common Shares.




                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 22 of 32 Pages



           Beneficial ownership INCLUDING Common Shares and Series A Preferred Shares which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI but EXCLUDING Common Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his or UICI's relationships with ARC and affiliates of ARC: 642,804 Common Shares (542,804 Common Shares and 100,000 Series A Preferred Shares) constituting 4.0% of the Common Shares.

           Beneficial ownership EXCLUDING Common Shares, Series A
Preferred Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC: 4,804 Common Shares (4,804 Common Shares and 0 Units) constituting 0.0% of the Common Shares.

     b. With regard to the 2,020,860 Common Shares (298,859 Common Shares and 1,722,001 Units) which Mr. Jensen may be deemed to beneficially own by virtue of his or UICI's relationships with ARC and affiliates of ARC, Mr. Jensen may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Units with certain of the other reporting persons and persons listed on Appendix A to this Schedule 13D.

           With regard to the 638,000 Common Shares (538,000 Common Shares and 100,000 Series A Preferred Shares) which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI but excluding Common Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his or UICI's relationships with ARC and affiliates of ARC, Mr. Jensen may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Series A Preferred Shares with certain of the persons listed on Appendix A to this Schedule 13D.

           With regard to the 4,804 Common Shares (4,804 Common Shares and 0 Units) beneficially owned by Mr. Jensen, excluding the Common Shares, Series A Preferred Shares and Units which Mr. Jensen may be deemed to beneficially


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 23 of 32 Pages



           own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC, Mr. Jensen's control of such common shares is as follows: Mr. Jensen shares the power to vote or to direct the vote of and to dispose or to direct the disposition of 4,804 Common Shares (4,804 Common Shares and 0 Units) with Gladys Jensen, his wife. Mrs. Jensen, is a homemaker, and for purposes of this Schedule 13D her address is c/o Ronald L. Jensen, UICI, 5215 North O'Connor, Suite 300, Irving, Texas 75039. During the last five years, Mrs. Jensen has not been convicted in any criminal proceedings. During the last five years, Mrs. Jensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Jensen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     c. No transactions in the Common Shares were effected in the past 60 days by Mr. Jensen.

     d. Excluding Common Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC and UICI. Mr. Jensen beneficially owns certain Common Shares held by Gladys Jensen, his wife, and Mrs. Jensen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

     e.    Not applicable.


     GREGORY T. MUTZ
     ---------------

     Mr. Mutz is a director and the Chairman of the Board of Directors of ARC. Mr. Mutz may be deemed to beneficially own the Common Shares and Units beneficially owned by ARC. Mr. Mutz disclaims beneficial ownership of the Common Shares and Units beneficially owned by ARC.




                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 24 of 32 Pages



     As indicated in each case, information with regard to Mr. Mutz's beneficial ownership of Common Shares and Units in this Item 5 is presented either including or excluding Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC.

     a. Beneficial ownership INCLUDING Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC: 2,145,060 Common Shares (393,972 Common Shares and 1,751,088 Units) constituting 12.2% of the Common Shares.

           Beneficial ownership EXCLUDING Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC: 124,200 Common Shares (95,113 Common Shares and 29,087 Units) constituting 0.8% of the Common Shares.

     b. With regard to the 2,020,860 Common Shares (298,859 Common Shares and 1,722,001 Units) which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC, Mr. Mutz may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Units with certain of the other reporting persons and persons listed on Appendix A to this Schedule 13D.

           With regard to the 124,200 Common Shares (95,113 Common Shares and 29,087 Units) beneficially owned by Mr. Mutz, excluding the Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC, Mr. Mutz's control of such Common Shares is as follows. Mr. Mutz has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 83,501 Common Shares (57,013 Common Shares and 24,280 Units). Mr. Mutz shares the power to vote or to direct the vote of and to dispose or to direct the disposition of (i) 8,600 Common Shares (8,600 Common Shares and 0 Units) with Allan J. Sweet, (ii) 8,000 Common Shares (8,000 Common Shares and 0 Units) with Emily Mutz, his wife, and


                             SCHEDULE 13D



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           -----------

Page 25 of 32 Pages



           (iii) 26,307 Common Shares (21,500 Common Shares and 4,807 Units) with his brother, Frank Mutz. Mr. Allan J. Sweet is President of the Issuer, and for purposes of this Schedule 13D his address is c/o Amli Residential Properties Trust, 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606. During the last five years, Mr. Sweet has not been convicted in any criminal proceeding. During the last five years, Mr. Sweet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Sweet was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Emily Mutz is a homemaker, and for purposes of this
Schedule 13D her address is c/o Gregory T. Mutz, Amli Realty Co., 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606. During the last five years, Mrs. Mutz has not been convicted in any criminal proceeding. During the last five years, Mrs. Mutz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Mutz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Frank Mutz is the President of Moncreif Unique Indoor Comfort, Atlanta, Georgia, his address is 935 Chattahoochee N.W., Atlanta, Georgia 30318, and he is a citizen of the United
           States of America. During the last five years, Mr. Frank Mutz has not been convicted in any criminal proceeding. During the last five years, Mr. Frank Mutz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Frank Mutz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     c. No transactions in the Common Shares were effected in the past 60 days by Mr. Mutz.



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 26 of 32 Pages



     d. Excluding Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC, Mr. Mutz beneficially owns certain Common Shares and Units held by certain entities and by members of Mr. Mutz's family, and such entities and members of Mr. Mutz's family may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares and Units.

     e.    Not applicable.


     JOHN E. ALLEN
     -------------
     Mr. Allen is a director and the President of ARC. Mr. Allen may be deemed to beneficially own the Common Shares and Units beneficially owned by ARC. Mr. Allen disclaims beneficial ownership of the Common Shares and Units beneficially owned by ARC.

     As indicated in each case, information with regard to Mr. Allen's beneficial ownership of Common Shares and Units in this Item 5 is presented either including or excluding Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC.

     a. Beneficial ownership INCLUDING Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC: 2,027,533 Common Shares (304,098 Common Shares and 1,723,435 Units) constituting 11.5% of the Common Shares.

           Beneficial ownership EXCLUDING Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC: 6,673 Common Shares (5,239 Common Shares and 1,434 Units) constituting 0.0% of the Common Shares.

     b. With regard to the 2,020,860 Common Shares (298,859 Common Shares and 1,722,001 Units) which Mr. Allen may be deemed to beneficially own by virtue of his relationships


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 27 of 32 Pages



           with ARC and affiliates of ARC, Mr. Allen may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Units with certain of the other reporting persons and persons listed on Appendix A to this Schedule 13D.

           With regard to the 6,673 Common Shares (5,239 Common Shares and 1,434 Units) beneficially owned by Mr. Allen, excluding the Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC, Mr. Allen has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of all such Common Shares.

     c. No transactions in the Common Shares were effected in the past 60 days by Mr. Allen.

     d. Excluding Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares and Units beneficially owned by Mr. Allen.

     e.    Not applicable.


     BALDWIN & LYONS, INC.
     ---------------------

     On November 6, 1996, B&L transferred all the shares of common stock of ARC which it previously held to UICI. Therefore, B&L is no longer be deemed to beneficially own the Common Shares and Units beneficially owned by ARC.

     a. Beneficial ownership of Common Shares and Units: 72,167 Common Shares (20,900 Common Shares and 51,267 Units) constituting
0.5% of the Common Shares.

     b. With regard to the 72,167 Common Shares (20,900 Common Shares and 51,267 Units) beneficially owned by B&L, B&L


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 28 of 32 Pages



           has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of all such Common Shares.

     c. No transactions in the Common Shares were effected in the past 60 days by B&L.

     d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares and Units beneficially owned by B&L.

     e. On November 6, 1996, B&L transferred all the shares of common stock of ARC which it held to UICI. As a result, B&L is no longer a beneficial owner of more than 5.0% of the Common Shares.


     NATHAN SHAPIRO
     --------------

     Mr. Shapiro is a director of B&L and the Chairman of the Investment Committee of the Board of Directors of B&L. Mr. Shapiro may be deemed to beneficially own the Common Shares and Units beneficially owned by B&L.

     As indicated in each case, information with regard to Mr. Shapiro's beneficial ownership of Common Shares and Units in this Item 5 is presented including or excluding Common Shares and Units which Mr. Shapiro may be deemed to beneficially own by virtue of his relationship with B&L for which information is presented above in this Item 5 with regard to B&L.

     a.    Beneficial ownership INCLUDING Common Shares and Units which
Mr. Shapiro may be deemed to beneficially own by virtue of his relationship with B&L: 87,759 Common Shares (20,900 Common Shares and 66,859 Units) constituting 0.6% of the Common Shares.

           Beneficial ownership EXCLUDING Common Shares and Units which
Mr. Shapiro may be deemed to beneficially own by virtue of his relationship with B&L: 15,592 Common Shares (0 Common Shares and 15,592 Units) constituting 0.1% of the Common Shares.



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 29 of 32 Pages



     b. With regard to the 72,167 Common Shares (20,900 Common Shares and 51,267 Units) which Mr. Shapiro may be deemed to beneficially own by virtue of his relationship with B&L, Mr. Shapiro may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Units with certain directors and executive officers of B&L.

           With regard to the 15,592 Common Shares (0 Common Shares and 15,592 Units) beneficially owned by Mr. Shapiro, excluding the Common Shares and Units which Mr. Shapiro may be deemed to beneficially own by virtue of his relationship with B&L, Mr. Shapiro has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of all such Common Shares.

     c. No transactions in the Common Shares were effected in the past 60 days by Mr. Shapiro.

     d. Excluding Common Shares and Units which Mr. Shapiro may be deemed to beneficially own by virtue of his relationship with B&L for which information is presented above in this Item 5 with regard to B&L, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares and Units beneficially owned by Mr. Shapiro.

     e. On November 6, 1996, B&L transferred all the shares of common stock of ARC which it held to UICI. As a result, Mr. Shapiro is no longer a beneficial owner of more than 5.0% of the Common Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Issuer has entered into a Registration Rights and Lock-Up Agreement (the "Registration Rights and Lock-Up Agreement") filed as an exhibit to the Schedule 13D which this Schedule 13D amends. The Registration Rights and Lock-Up Agreement, among other things, limits transfer of (i) Common Shares received in the private placement which occurred concurrently with the initial public offering of Common Shares and
(ii)


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 30 of 32 Pages



     Common Shares received in exchange for Units. Additionally, the Registration Rights and Lock-Up Agreement provides certain registration rights to the parties thereto who are holders of such Common Shares. A copy of the Registration Rights and Lock-Up Agreement was filed as Exhibit A to the Schedule 13D (filed December 23, 1994) which this amendment amends and is incorporated by reference herein.

     The Amended and Restated Agreement of Limited Partnership of Amli Residential Properties, L.P. (the "Agreement of Limited Partnership") was filed as an exhibit to the Schedule 13D which this Schedule 13D amends. Pursuant to Section 4.2(e) of the Agreement of Limited Partnership, limited partners may, on meeting certain conditions, exchange Units for Common Shares at any time on or after February 15, 1995. A copy of the Agreement of Limited Partnership was filed as Exhibit B to the Schedule 13D (filed December 23, 1994) which this amendment amends and is incorporated by reference herein.

     The 100,000 Series A Preferred Shares acquired by ARC were acquired for a purchase price of $20.00 per share pursuant to the Series A Preferred Shares Purchase Agreement, dated as of January 18, 1996 (the "Purchase Agreement"), by and between the Issuer and ARC. The Purchase Agreement contains various provisions regarding the purchase of these Series A Preferred Shares. A copy of the Purchase Agreement was filed as Exhibit D to the Amendment No. 1 of Schedule 13D (filed February 9, 1996) which this amendment amends and is incorporated by reference herein.

     The Series A Preferred Shares were classified and designated by the Issuer pursuant to Articles Supplementary, dated as of January 30, 1996 (the "Articles Supplementary"). Pursuant to Section 5 of the Articles Supplementary, each Series A Preferred Share is convertible into one Common Share (subject to adjustment upon events described in Section 5). Additionally, pursuant to Section 6 of the Articles Supplementary, on and after January 30, 2001, the Series A Preferred Shares may be redeemed for cash or, subject to certain conditions set forth in Section 6, for Common Shares. A copy of the Articles Supplementary was filed as Exhibit E to the Amendment No. 1 of Schedule 13D (filed February 9, 1996) which this amendment amends and is incorporated by reference herein.



                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 31 of 32 Pages




     The 100,000 Series A Preferred Shares acquired by UICI were acquired for a purchase price of $20.00 per share pursuant to the Series A Preferred Shares Purchase Agreement, dated as of January 18, 1996 (the "Purchase Agreement"), by and between the Issuer and United Group Reinsurance, Inc., a wholly-owned subsidiary of UICI. The Purchase Agreement contains various provisions regarding the purchase of these Series A Preferred Shares. A copy of the Purchase Agreement is filed as Exhibit F to this amendment to
Schedule 13D and is incorporated by reference herein.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     EXHIBIT A        --    Registration Rights and Lock-Up Agreement,
dated as of February 15, 1994, by and among Amli Residential Properties Trust and the Persons listed on Schedule A thereof (previously filed).

     EXHIBIT B        --    Amended and Restated Agreement of Limited
Partnership of Amli Residential Properties, L.P. (previously filed).

     EXHIBIT C        --    Agreement relating to filing joint Schedule
13D.

     EXHIBIT D        --    Series A Preferred Shares Purchase Agreement,
dated as of January 18, 1996, by and between Amli Residential Properties Trust and Amli Realty Co. (previously filed).

     EXHIBIT E        --    Articles Supplementary, dated as of January
30, 1996, Classifying and designating Series A Cumulative Convertible Preferred Shares of Beneficial Interest (previously filed).

     EXHIBIT F        --    Series A Preferred Shares Purchase Agreement,
dated as of January 18, 1996, by and between Amli Residential Properties Trust and United Group Reinsurance, Inc.


                             SCHEDULE 13D



CUSIP NO.  001735 10 9
           -----------

Page 32 of 32 Pages



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This statement may be executed in multiple counterparts, each of which shall constitute an original.


     November 18, 1996
------------------------------
           Date



AMLI REALTY CO.                        UICI


By:        /S/ JOHN E. ALLEN           By:         /S/ VERNON WOELKE
           --------------------                    --------------------
Name:      John E. Allen               Name:       Vernon Woelke
           --------------------                    --------------------
Title:     President                   Title:      Treasurer
           --------------------                    --------------------

/S/ GREGORY T. MUTZ                    /S/ RONALD L. JENSEN
-------------------------------        -------------------------------
Gregory T. Mutz                        Ronald L. Jensen



/S/ JOHN E. ALLEN
-------------------------------
John E. Allen


BALDWIN & LYONS, INC.


By:        /S/ G. PATRICK CORYDON
           ----------------------
Name:      G. Patrick Corydon
           ----------------------
Title:     Vice President-Finance
           ----------------------


/S/ NATHAN SHAPIRO
-------------------------------
Nathan Shapiro






                              APPENDIX A
                              ----------


Capitalized terms used but not defined herein shall have the respective meanings assigned such terms in the joint Schedule 13D of Amli Realty Co. ("ARC"), UICI, Ronald L. Jensen, Gregory T. Mutz, John E. Allen, Baldwin & Lyons, Inc. ("B&L") and Nathan Shapiro to which this is attached as Appendix A.

Information regarding the number and percentage of Common Shares beneficially owned by any person assumes that all Units and Series A Preferred Shares beneficially owned by such person are exchanged for or converted into Common Shares and that no Units and Series A Preferred Shares beneficially owned by other persons are exchanged for or converted into Common Shares.

Beneficial ownership reported for the persons listed in this Appendix A does not include Common Shares which any such person may be deemed to beneficially own by virtue of such person's relationship with UICI and such person's or UICI's relationships with ARC.


(a) EXECUTIVE OFFICERS AND DIRECTORS OF AMLI REALTY CO. Set forth below are the name and positions held of each director and executive officer of ARC. References to persons listed below include persons sharing beneficial ownership of Common Shares with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with ARC. The address of each person for purposes of this Schedule 13D is c/o Amli Realty Co., 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

     All persons listed below are U.S. citizens. During the last five years, to the best knowledge of ARC, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          John E. Allen
               Director and President

               Mr. Allen is one of the reporting persons filing the joint
Schedule 13D to which this Appendix A is attached. Information regarding Mr. Allen is presented in such Schedule 13D.


          Gregory T. Mutz
               Director and Chairman of the Board of Directors

               Mr. Mutz is one of the reporting persons filing the joint
Schedule 13D to which this Appendix A is attached. Information regarding Mr. Mutz is presented in such Schedule 13D.


          Charles C. Kraft
               Treasurer

               Mr. Kraft beneficially owns 3,062 Common Shares (2,629 Common Shares and 433 Units) constituting 0.0% of the Common Shares. Mr. Kraft has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of all of such Common Shares.

To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of
Schedule 13D.


(b) EXECUTIVE OFFICERS AND DIRECTORS OF UICI. Set forth below are the name and positions held of each director and executive officer of UICI.

References to persons listed below include persons sharing beneficial ownership of Common Shares with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with UICI.

          All persons listed below are U.S. citizens. During the last five years, to the best knowledge of ARC and UICI, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          Ronald L. Jensen
               Chairman of the Board of Directors
               Director and President of United Group Association, Inc., Irving, Texas.

               Mr. Jensen is one of the reporting persons filing the joint Schedule 13D to which this Appendix A is attached. Information regarding Mr. Jensen is presented in such Schedule 13D.


          W. Brian Harrigan
               Director, President and CEO

               Mr. Harrigan's address for purposes of this Schedule 13D is 5215 North O'Connor, Suite 300, Irving, Texas 75039.


          Richard J. Estell
               Director and Executive Vice President (also Director and Executive Officer of Insurance Subsidiaries of UICI)

               Mr. Estell's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.


          Charles T. Prater
               Director and Vice President (also Director and Executive Officer of Insurance Subsidiaries of UICI)

               Mr. Prater's address for purposes of this Schedule 13D is 501 W. 1-44 Service Road, Suite 400, Oklahoma City, Oklahoma 73118.


          Vernon R. Woelke
               Director, Vice President and Treasurer (also Director and Executive Officer of Insurance Subsidiaries of UICI)

               Mr. Woelke's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

          Robert B. Vlach
               Vice President, Secretary and General Counsel (also Director, Executive Officer and General Counsel of Insurance Subsidiaries of UICI)

               Mr. Vlach's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.


          Ernest S. Auerbach
               Senior Vice President

               Mr. Auerbach's address for purposes of this Schedule 13D is 5215 North O'Connor, Suite 300, Irving, Texas 75039.


          Gary L. Friedman
               Director
               Executive Officer of Matrix Telecom, Inc., Fort Worth, Texas, and Director and Executive Officer of United Group Association, Inc., Irving, Texas

               Mr. Friedman's address for purposes of this Schedule 13D is 9003 Airport Freeway, Suite 340, Fort Worth,
               Texas 77618. Mr. Friedman beneficially owns 100 Common Shares (100 Common Shares and 0 Units) constituting 0.0% of the Common Shares. The 100 Common Shares are held by a partnership in which Mr. Friedman and his brother Dennis Friedman each own a 50% interest. Mr. Friedman shares the power to vote or to direct the vote of and to dispose of or direct the disposition of all such Common Shares (100 Common Shares and 0 Units) with his brother, Dennis Friedman. Dennis Friedman is the Controller for Annuity Division of American Express, and for purposes of this Schedule 13D his address is 3569 Woodland Court, Eagan, Minnesota 55123. During the last five years, Dennis Friedman has not been convicted in any criminal proceeding. During the last five years, Dennis Friedman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dennis Friedman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or states securities laws or finding any violation with respect to such laws.

          J. Michael Jaynes
               Director
               Attorney-at-Law with Law Offices of J. Michael Jaynes, Irving, Texas

               Mr. Jaynes's address for purposes of this Schedule 13D is 4225 Wingren Drive, Suite 200, Irving, Texas 75062. Mr. Jaynes beneficially owns 1,000 Common Shares (1,000 Common Shares and 0 Units) constituting 0.0% of the Common Shares. Mr Jaynes has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of all such Common Shares.


          Richard T. Mockler
               Director
               Retired, Former Partner with Ernst & Young, Dallas, Texas

               Mr. Mockler's address for purposes of this Schedule 13D is 1444 Greathouse Road, Waxahachie, Texas 75165

          To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of Schedule 13D.

                             EXHIBIT INDEX
                             -------------




          EXHIBIT A                    --    Registration Rights and
Lock-Up Agreement, dated as of February 15, 1994, by and among Amli Residential Properties Trust and the Persons listed on Schedule A thereof (previously filed).

          EXHIBIT B                    --    Amended and Restated
Agreement of Limited Partnership of Amli Residential Properties, L.P. (previously filed).

          EXHIBIT C                    --    Agreement relating to
filing joint Schedule 13D.


          EXHIBIT D                    --    Series A Preferred Shares
Purchase Agreement, dated as of January 18, 1996, by and between Amli Residential Properties Trust and Amli Realty Co. (previously filed).

          EXHIBIT E                    --    Articles Supplementary,
                                             dated as of January 30,
1996, Classifying and designating Series A Cumulative Convertible Preferred Shares of Beneficial Interest (previously filed).

          EXHIBIT F                    --    Series A Preferred Shares
Purchase Agreement, dated as of January 18, 1996, by and between Amli Residential Properties Trust and United Group Reinsurance, Inc.